UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ABIOMED, Inc.

(Name of Subject Company)

ABIOMED, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

003654100

(CUSIP Number of Class of Securities)

Marc A. Began

Executive Vice President, General Counsel and Secretary

ABIOMED, Inc.

22 Cherry Hill Dr.

Danvers, Massachusetts 01923

(978) 646-1400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert W. Downes

Matthew G. Hurd

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2022 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by ABIOMED, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Athos Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub and Parent with the SEC on November 15, 2022, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price per Share of (i) $380.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Cash Amount”), plus (ii) one non-tradeable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive contingent payments of up to $35.00 per Share, in cash, without interest and less any required withholding taxes, in the aggregate, upon the achievement of specified milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2022, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 2. Identity and Background of Filing Person.

Item 2 (“Identity and Background of Filing Person”) is hereby amended and supplemented by deleting the third paragraph under the section titled “—Tender Offer” on page 2 and replacing it with the following paragraph:

“Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on November 15, 2022. The Offer, which was previously scheduled to expire at 11:59 p.m., New York time, on December 13, 2022, is being extended until 11:59 p.m., New York time, on December 21, 2022 (the date and time at which the Offer expires by its terms, as it may be further extended in accordance with the Merger Agreement, the “Expiration Time”). Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or amended, the terms and conditions of any such extension or amendment) (as more fully described in Section 15—“Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) and provided that the Offer has not been terminated, Merger Sub is required to accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn.”

Item 8. Additional Information.

Item 8 (“Additional Information”) is hereby amended and supplemented by adding a new subsection immediately prior to the section captioned “Stockholder Approval of the Merger Not Required”:

“Extension of Offer Expiration Time

On December 14, 2022, Parent announced an extension of the Expiration Time until 11:59 p.m., New York time, on December 21, 2022, unless further extended in accordance with the Merger Agreement. The Offer was previously set to expire at 11:59 p.m., New York time, on December 13, 2022. According to the press release issued by Parent, American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Parent that, as of 6:00 p.m., New York time, on December 13, 2022, 19,279,461 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 42.75% of the outstanding Shares. The press release issued by Parent announcing the extension of the Offer is filed as Exhibit (a)(5)(G) to Amendment No. 2 to the Schedule TO and is incorporated herein by reference.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABIOMED, Inc.

By:	/s/ Marc A. Began
Name:	Marc A. Began
Title:	Executive Vice President, General Counsel and Secretary

Dated: December 14, 2022